Exhibit 1

Magna International Inc

Annual Information Form

March 29, 2007

MAGNA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

In this Annual Information Form, when we use the terms “we”, “us”, “our”, “Company” and “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In this Annual Information Form, a reference to “calendar year” is a reference to the financial year from January 1 to December 31 of the year stated and a reference to “fiscal year” is a reference to the financial year from August 1 to July 31 of the year stated.  All references to “$” or “dollars” are references to U.S. dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing.  We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements.  Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.  However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties.  These risks, assumptions and uncertainties include, but are not limited to:

•                 declining production volumes and changes in consumer demand for vehicles;

•                 the inability of our customers to meet their financial obligations to us;

•                  a reduction in production volumes of certain vehicles;

•                  a reduction in outsourcing by our customers;

•                 our inability to compete with suppliers with operations in low cost countries;

•                 our inability to offset increases in the cost of commodities, such as steel and resins;

•                 the financial distress of some of our suppliers and customers;

•                  our inability to offset price concessions demanded by our customers;

•                  significant long-term fluctuations in relative currency values;

•                 our inability to fully recover pre-production expenses;

•                 warranty and recall costs;

•                 the termination by our customers of any material contracts;

•                 product liability claims in excess of our insurance coverage;

•                 expenses related to the restructuring and rationalization of some of our operations;

•                  impairment charges;

•                  our failure to successfully identify, complete and integrate acquisitions;

•                  program launch difficulties;

•                 legal claims against us;

•                 risks of conducting business in foreign countries;

•                 unionization activities at our facilities;

•                 work stoppages and labour relations disputes;

•                 changes in laws and governmental regulations;

•                  costs associated with compliance with environmental laws and regulations;

•                  the fact that we are a controlled company; and

•                 potential conflicts of interest involving our controlling shareholder, the Stronach Trust.

In evaluating any forward-looking statements in this Annual Information Form, you should specifically consider the various factors, including those contained under the section titled “ITEM 3. DESCRIPTION OF THE BUSINESS — RISK FACTORS” below, which could cause actual events or results to differ materially from those indicated by our forward-looking statements.  Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

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ITEM 1.  CORPORATE STRUCTURE

Issuer

We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961.  Our charter documents currently consist of articles of arrangement dated March 6, 2005, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Subsidiaries

A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2006 is set out on Schedule A.  Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

We are the most diversified automotive supplier in the world.  We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa.  As at December 31, 2006, we employed approximately 83,000 people in 229 manufacturing facilities and 62 product development and engineering facilities, in 23 countries. As at such date, our product capabilities include:

• interior systems;	• electronic systems;
• seating systems;	• exterior systems;
• closure systems;	• powertrain systems;
• metal body and structural systems;	• roof systems; and
• vision and engineered glass systems;	• complete vehicle engineering and assembly

Reporting Segments

We operate internationally through divisions, which function as autonomous business units operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors.  Accordingly, we operate in three separate geographic reporting segments — North America, Europe and Rest of World.  We also maintain corporate and other operations, which constitute a separate reportable segment, that consists of operations that support or are ancillary to our automotive operations.

Sales by reporting segment for 2006 and 2005 are as follows:

Reporting Segment	2006	2005
	(US dollars, in millions)
North America	$13,108	$12,799
Europe	10,919	10,022
Rest of World	343	209
Corporate and Other	(190)	(219)
	$24,180	$22,811

Geographic Markets and Customers

North America

Our primary customers in North America include BMW, DaimlerChrysler, Ford (including Mazda), General Motors, Honda, Mitsubishi, Renault-Nissan, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Our North American consolidated production sales accounted for approximately 49% and 50% of our consolidated sales for each of 2006 and 2005, respectively.

Some of our key North American programs on the basis of 2006 production sales include:

•                 General Motors’ full-size series of sport-utility vehicles and pickup trucks, for which we supply the complete frame assembly, structural and underbody stampings, transfer case, front and rear fascias, running boards, dual rear wheel fenders, rocker panels, park and turn lamps,  overhead system, power liftgate mechanism, interior and exterior mirrors, various latches, cam and rocker covers, flywheel/flexplate, hub/shaft/housing, oil pan, oil pump, pulleys, torque converter/damper assemblies and water management system;

•                  Dodge Caravan, Grand Caravan and Chrysler Town & Country, for which we supply complete seats and seat mechanisms, power liftgate mechanism, power sliding doors, latching systems, window regulators, interior and exterior mirrors, window encapsulation, bodyside moldings, claddings, pillars, water pump, pulleys, tensioners, oil pump, flywheel/flexplate, hub/shaft/housing, as well as various stampings;

•                  Ford Escape, Mazda Tribute and Mercury Mariner, for which we supply complete seats and seat mechanisms, structural and underbody stampings, front and rear fascias, bumper beams, exterior moldings, headlamp reflectors, overhead system, interior and exterior mirrors, window encapsulation, flywheel/flexplate, fuel filler tube, water pump, oil pump, pulleys and tensioners;

•                 Chrysler 300 and 300C, Dodge Magnum and Charger, for which we supply class A stampings, front and rear subframes, bodyside moldings, front and rear fascias, rocker panels, belt moldings, spoiler, pillars, fog lamps, decklid and hood latches, axle and drive module, fuel filler tube, water pump, interior mirror and AWD system;

•                  General Motors’ Chevrolet Cobalt and Pontiac G5/Pursuit, for which we supply complete seats and seat mechanisms, front and rear suspension modules, underbody and structural stampings, bumper beams, bodyside moldings, front and rear fascias, hood latches, window regulators, interior mirror and window encapsulation;

•                 Chevrolet Equinox, Pontiac Torrent and Suzuki XL7, for which we supply complete seats and seat mechanisms, overhead console, instrument panel, door panels, front and rear fascias, pillars, class A and underbody stampings, latching systems, interior mirrors, window encapsulation, water pump, oil pan, fuel filler tube, front cover assembly, flywheel/flexplate, hub/shaft/housing, as well as various other exterior components;

•                 Ford Fusion, Mercury Milan and Lincoln MKZ/Zephyr, for which we supply class A, structural and underbody stampings, front and rear fascias, pillars, overhead console, oil pump and interior mirror and side door latch;

•                  Chevrolet Impala, for which we supply front and rear fascias, headlamps, engine cradle, structural and underbody stampings, control arms, decklid appliqué, ditch moldings, water pump, oil pump, oil pan, hub/shaft/housing, front cover assembly, flywheel/flexplate, cam & rocker cover, interior mirror, decklid and hood latches;

•                  Ford F-Series SuperDuty, for which we supply the compete frame assembly, transfer case, class A and underbody stampings, running boards, bodyside moldings, dual rear wheel fenders, exterior moldings, headlamps, wheel opening molding, interior mirror, window encapsulation, handles, side door latches, seat hardware, flywheel/flexplate, fuel filler tube, hub/shaft/housing, oil pump, pulleys, tensioners, torque converter/damper assembly; and

•                  Dodge Ram, for which we supply the transfer case, axle and drive module, front and rear fascias, dual rear wheel fenders, claddings, headlamps and tail lamps, exterior moldings, window regulators, interior and exterior mirrors, seat hardware, hood latch, handles, flywheel/flexplate, hub/shaft/housing, oil pump, pulleys, as well as various stampings.

Europe

Our primary customers in Europe include BMW, DaimlerChrysler, Ford, Fiat, Ford, General Motors, Honda, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries.  Our European consolidated production and vehicle assembly sales accounted for approximately 41% and 40% of our consolidated sales for 2006 and 2005, respectively.

Some of our key European programs on the basis of 2006 production and vehicle assembly sales include:

•                 BMW X3, for which we perform complete vehicle assembly and supply class A and various structural and underbody stampings, instrument panel, pillar and cargo trim, interior mirror as well as actuators and all-wheel drive transfer case;

•                 MINI Cooper, for which we supply the complete cockpit module, door modules, pillar trim, door panels, sunvisors, front and rear fascias, bodyside moldings, interior and exterior mirrors, fuel filler system and other exterior trim;

•                  Mercedes-Benz A-Class, for which we supply door panels, loadspace, sunvisors, exterior mirrors, front end module, rear fascia, rocker panels, bodyside moldings, bumper beams, fuel filler system and various underbody stampings;

•                  Mercedes-Benz B-Class, for which we supply the front end module, rear fascia, bodyside moldings, rocker panels, door panels, loadspace, carpet, interior and exterior mirrors and handles;

•                 Mercedes-Benz C-Class, for which we supply the all-wheel drive system, front and rear fascias, rocker panels, grille, bodyside moldings, loadspace, package tray, pillar trim, carpet, interior and exterior mirrors, seat hardware and fuel filler system;

•                  Mercedes-Benz E-Class, for which we supply the all-wheel drive system, claddings, bodyside moldings, sunvisors and interior and exterior mirrors;

•                  BMW 3-series, for which we supply various stampings, window surround modules, door panels, interior pillar covers, loadspace, sunvisors, interior and exterior mirrors, all-wheel drive system and fuel filler system;

•                  Volkswagen Golf, for which we supply front fascia, bumper beams, underbody stampings, all-wheel drive system, interior and exterior mirrors, sunvisors, as well as fuel filler system;

•                  Saab 9-3 Convertible, for which we perform complete vehicle assembly and supply the soft top system, various stampings, dash panel, seat cross member assemblies, various structural components, exterior mirrors and door panels; and

•                  Opel Vivaro, Nissan Primastar and Renault Trafic, for which we supply complete seats and mechanisms, front and rear fascias and front grille.

Rest of World

Our customers in Rest of World include BMW, DaimlerChrysler, Fiat, Ford (including Mazda), General Motors, Honda, Hyundai, Isuzu, Mitsubishi, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Our consolidated Rest of World production sales accounted for approximately 1% of our consolidated sales for each of 2006 and 2005.

Customer Concentration

Worldwide sales to our four largest customers — General Motors, DaimlerChrysler, BMW and Ford - represented approximately 25%, 24%, 18% and 14%, respectively, of our consolidated sales in 2006.

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

A number of trends have had a significant impact on the global automotive industry in recent years, including:

•                  the growth of Asian-based automobile manufacturers in North America and Europe and declining market share at certain of our customers in our traditional markets;

•                  increased pressure by automobile manufacturers on automotive suppliers to bear additional costs and reduce their prices, including through retroactive price reductions;

•                 elevated raw materials and commodity prices, such as steel and resin, as well as energy prices;

•                 the deterioration of the financial condition of the automotive supply base and certain automobile manufacturers;

•                 the growth of the automotive industry in China, Korea, India and other Asian countries, as well as Russia and other parts of Eastern Europe, and the migration of manufacturing to such lower cost countries;

•                  increased engineering capabilities required in order to be awarded new business for more complex systems and modules;

•                  increased outsourcing of larger modules;

•                 increased prevalence of vehicles built off high-volume global vehicle platforms;

•                  increased customer and consumer demand for lighter, more fuel-efficient vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems; and

•                 the consolidation of automotive suppliers.

Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail in the section titled “ITEM 3. DESCRIPTION OF THE BUSINESS — RISK FACTORS,” which all readers are strongly encouraged to consider carefully.

Growth of Asian-Based Automobile Manufacturers and Declining Market Shares of Certain Customers

In recent years, Asian-based automobile manufacturers have seen significant increases in their production volumes as a result of strong consumer demand for their vehicles.  In order to meet this demand, as well as to offset fluctuations in currency exchange rates that could otherwise make their vehicles less competitive, some of these manufacturers, including Toyota, Nissan, Honda, Hyundai and others, have opened or expanded North American and European manufacturing facilities, with a number of additional facilities being planned or in process.  Corresponding with the increase in production volumes and market shares of the Asian-based automobile manufacturers has been the decline in the North American market shares of the traditional North American “Big 3” automobile manufacturers.

A number of factors, including the quality and cost effectiveness of North American automotive suppliers, currency fluctuations, the loosening of the traditional Japanese “keiretsu” supplier relationships and the North American Free Trade Agreement, are expected to cause foreign-based automobile manufacturers to rely on increased outsourcing to increase the North American content of their vehicles.  Accordingly, these foreign-based automobile manufacturers represent significant growth potential for North American automotive suppliers.

Asian-based automobile manufacturers have also recently increased their manufacturing capacity in Europe and are expected to continue to do so from existing, expanded and new facilities.  The increased strength of the euro and the establishment of a common market throughout the European Union has assisted their growth in Europe.  Accordingly, these Asian-based automobile manufacturers also represent significant growth potential for European automotive suppliers.

Increased Pressure on Automotive Suppliers to Bear Additional Costs and Reduce Prices

Automobile manufacturers have sought ways in which to reduce their costs of producing vehicles as competition for market share has become more intense.  In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems.  This pricing pressure has come in different forms, including through: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; price reduction demands, in addition to those contained in any long-term agreement and often including demands for retroactive price reductions; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; pressure to assume or offset cost increases of commodities, including steel and resins; and pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling. In many cases, suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if the particular vehicle production volumes are lower than anticipated or if programs are terminated early.  This pricing pressure has intensified, due to the competitive environment of the automotive industry in North America and Europe.  In addition, automobile manufacturers are increasingly requesting that their suppliers bear the cost of the repair and replacement of defective products that are either covered under the automobile manufacturers’ warranty and/or are the subject of a recall.

Elevated Raw Materials and Commodity Prices

Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2007 compared to levels earlier this decade.  In order to reduce the exposure to steel price increases, suppliers usually acquire steel through a combination of resale programs operated by the automobile manufacturers, which do not expose suppliers to steel price increases, as well as spot, short-term and long-term contracts.  Suppliers also attempt to reduce the impact of steel price increases through the sale of scrap steel, which is generated by the parts production process, although the market for scrap steel is different and prices for scrap steel can, at times, move in the opposite direction from steel prices.

Deterioration of the Financial Condition of the Supply Base and Certain Automobile Manufacturers

Rising health care, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European automobile manufacturers and suppliers. Elevated raw material prices, including steel and resins, as well as energy prices, are also having an adverse impact on these manufacturers and suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and light trucks. All of these factors, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In response to these factors, some automobile manufacturers have further increased the pressure on suppliers to reduce prices and have also initiated rationalization/restructuring plans to reduce their production capacity.  As a result of the intense competition, MG Rover ceased operations in 2005 and several sizeable suppliers, such as Delphi Corporation, Dana Corporation, Collins & Aikman and Tower Automotive, as well as numerous medium and small suppliers, have sought court protection from their creditors. The deterioration of the financial condition of the supply base may also present opportunities for financially sound suppliers to secure new and “takeover” business, but it could lead to supply disruptions that could affect a number of other suppliers to the customers primarily affected by such supply disruptions.

Growth of Auto Industry in Emerging Markets and Migration of Manufacturing to Low Cost Countries

The local demand for vehicles in emerging markets, such as China, India, Russia and other parts of Eastern Europe, has increased significantly in recent years. This increasing local demand has helped boost the local automobile industry in these countries and has attracted investments in manufacturing from North American, European and Asian automobile manufacturers, through stand-alone investments and joint ventures with local partners. In the next five years, the global automotive industry is expected to add significant production, with the majority of this growth in lower cost, high growth regions of China, South East Asia and Central and Eastern Europe. Automotive suppliers have followed, and will likely continue to follow, the expansion of automobile manufacturers into these regions in large part due to the relatively low manufacturing costs for labour-intensive manufacturing, as compared to Canada, the U.S., Western Europe and Japan. The shift in manufacturing from high-cost to low-cost countries could result in excess capacity and/or lead to significant restructuring and impairment costs for automobile manufacturers and suppliers in high-cost countries.

Need for Increased Engineering Capabilities

Historically, automotive suppliers had a relatively limited role in the vehicle development process.  Development of a vehicle from concept to production often took seven to eight years, with automobile manufacturers designing and engineering the vehicle as a whole, as well as many of the specific components required to make the vehicle.  Automobile manufacturers also performed a significant portion of the quality control testing and component sub-assembly required.  The role of their suppliers was limited to manufacturing components in accordance with the design and engineering specifications supplied by automobile manufacturers, which often purchased the same parts from different suppliers, including affiliated component suppliers.  The components delivered to the automobile manufacturers often formed part of significant inventories stored by the automobile manufacturers.

Currently, Tier 1 suppliers are increasingly involved at early stages in the design, engineering and development of components, systems and modules and have assumed increased responsibility for sub-assembly work, systems integration, quality control testing and component, system and module validation.  In order to continue to achieve this, Tier 1 suppliers have had to make significant investments in their engineering capabilities and expertise.  Such investments include fixed assets, highly skilled employees and technology.  In some cases, suppliers have assumed responsibility for designing, engineering, developing and assembling significant portions of vehicles, including modules and systems and in certain cases even complete vehicles.  This trend toward increased engineering at the Tier 1 supplier level provides those Tier 1 suppliers that have such capabilities with increased opportunities to provide increasingly larger, more complex modules (with increased content and features) to the automobile manufacturers.

Increased Outsourcing of Larger Modules

Automobile manufacturers have increasingly satisfied their needs in reducing costs and capital expenditures, minimizing development time and capitalizing on the technical and engineering expertise of Tier 1 suppliers by outsourcing larger assemblies and modules. In order to properly manage the production of outsourced modules, Tier 1 suppliers have had to expand their capabilities and expertise, including their program management and logistics capabilities, technical understanding of systems beyond their own products, integration of various systems and components, and, in some cases, niche vehicle development, including engineering, testing and assembly.

Increased Prevalence of Vehicles Built Off High Volume Global Vehicle Platforms

To maximize economies of scale and remain competitive, automobile manufacturers continue to broaden the range of vehicles built from a single high volume global platform.  This allows an automobile manufacturer to differentiate its products from those of its competitors, to expand the number of market segments in which it competes, to extend the life of existing vehicle platforms, to respond to lifestyle trends and to meet the tastes of consumers. Examples of the types of vehicles which can be built off a single vehicle platform include convertibles, sports cars and all-wheel drive and four-wheel drive sport utility or cross-over vehicles. This trend provides Tier 1 suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built off the same platform and, in some cases, to provide niche vehicle engineering and assembly.

Increased Customer and Consumer Demand For a Variety of Features

The automotive industry is currently experiencing increased customer and consumer demand for a variety of features, including:

•                  lighter vehicles;

•                  more fuel-efficient vehicles;

•                 additional safety features;

•                 improved comfort, convenience and space optimization features;

•                 alternative propulsion systems; and

•                 advanced electronics systems.

Suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

Consolidation of the Supply Base

The automotive supply industry has seen a wave of consolidation in recent years as a result of a number of factors such as supplier bankruptcies, the increasing demands of automobile manufacturers and mergers and acquisitions.  Automobile manufacturers have indicated their preference for dealing more intensively with a much smaller number of key suppliers.  For example, DaimlerChrysler instituted its Highly Integrated Partnership Organizations (“HI-POs”) model of cooperation with suppliers, in which suppliers like us will have early involvement in the product development of future models.  Similarly, Ford has entered into Aligned Business Framework agreements with select suppliers like us.  This consolidation may afford opportunities for the stronger, more technically capable automotive suppliers to secure higher content per vehicle.

OUR BUSINESS STRATEGY

In the short-term, we seek to refine our operations through continuous improvement, while refining our product strategy to target specific customers. More generally, we aim to capitalize on the recent trends in the automotive industry discussed above, including by diversifying our customer base, optimizing our manufacturing footprint, continuing to emphasize technology and innovation, capitalizing on increased outsourcing and growing our content per vehicle through new, successor and takeover business. The main elements of our business strategy are described below.

Continuous Improvement

In the short-term, we are focusing on continuous improvement of our manufacturing and assembly operations to achieve our goal of being the best supplier in terms of quality, efficiency, innovation and profitability. We are placing particular emphasis on turning around money-losing divisions and successfully launching programs which commence production in 2007. In order to achieve our goal, we are implementing initiatives in purchasing coordination to reduce our supply base and leverage the scale of our purchasing volumes. Additionally, with the completion of the privatization of our former spincos, we continue to strengthen the sharing of best practices across Magna and the implementation of cost reduction ideas from our employees and supply base.

Refining Product Strategy to Target Specific Customers

We continue to refine our product strategy based on our current and planned manufacturing footprint, as well as the technological innovations we possess or are bringing to market. In connection with this initiative, we intend to focus on our customers that are most willing to work for our mutual benefit, including through joint improvement of efficiencies and reduction of costs. This refined product strategy, together with our innovation roadmap and customer strategy, will shape our capital expenditures, research and development investment and acquisition strategy.

Diversifying Customer Base

Although we have sales to all of the world’s largest automobile manufacturers, the proportion of our business with the traditional “Big 3” in North America is high, while the proportion of our business with Asian and French-based automobile manufacturers is lower than their respective proportions of global vehicle production. We have made progress in diversifying our customer base, but aim to increase it significantly in coming years by continuing to demonstrate our technical capabilities and quality and aggressively pursuing new programs.

Optimizing Global Footprint

In recognition of the fact that much of the future growth potential in the automotive industry lies in new markets, we are optimizing our global footprint to take advantage of growing vehicle production in these emerging markets, primarily in China, other parts of South East Asia, India, Central and Eastern Europe and South Africa. In engaging in this geographic expansion, we will also be focused on ensuring that we can successfully compete in products that can be delivered globally.

Emphasizing Technology and Innovation

We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation.  This commitment is enshrined in our Corporate Constitution, which requires us to allocate annually a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) to research and development. We intend to continue directing significant effort to bringing new products and processes to market and will seek to purchase or license innovative technologies that we believe will provide additional value to us and our customers. Our efforts regarding new products and processes have generated a number of recent innovations, including those referenced under “ITEM 3. DESCRIPTION OF THE BUSINESS — PRODUCTS AND SERVICES”.

Capitalizing on Outsourcing

We have the expertise to work with our customers from concept to completion, from the design and engineering of a complete vehicle and its systems through to its final assembly.  We are a leading supplier of advanced, total vehicle engineering, the world’s largest independent assembler of complete vehicles and we produce components, modules and systems for most major areas of a vehicle. Our broad product capabilities distinguish us from our competitors and we intend to capitalize on these capabilities to continue to secure new business.

Growing Content Per Vehicle

We currently possess a major market share in a number of product areas in which we compete and maintain strong relationships with most major automobile manufacturers in North America and Western Europe. As a result of these relationships, we have increased our average dollar content per vehicle in North America from approximately $172 in fiscal 1996 to approximately $775 in 2006, which represents a compound annual growth rate of approximately 16%, and in Europe from approximately $54 in fiscal 1996 to approximately $362 in 2006, which represents a compound annual growth rate of approximately 20%. We continue to pursue the award of new programs and “takeover” business from our customers, with particular emphasis on foreign-based automobile manufacturers.

OPERATING STRUCTURE AND PRINCIPLES

Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter.  Our divisions are aligned by geographic region in each of our product areas.  Within a number of our product areas, we have regional management teams that are responsible for maintaining key customer, supplier and government contacts in their respective markets, and centrally managing key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our executive management teams in North America and Europe coordinate advanced systems development and manufacturing, allocate capital, ensure customer and employee satisfaction and manage succession planning within their respective regions.  Our Corporate management team also interfaces with the investment community and our entire executive management team is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our divisions.

Privatization of Spincos

In 1982, our shareholders approved our Spinco policy of developing our operating groups into self-sufficient public companies in which we would remain a significant shareholder. Between 1995 and 2001, we spun-off three of our operating groups into separate public companies — Tesma (1995), Decoma (1998) and Intier (2001). However, changing industry conditions, such as opportunities to meet our customers’ needs for larger modules that involve two or more of our current product groups, necessitated a re-examination of our Spinco policy.

In October 2004, we made separate proposals to the respective boards of directors of each of our three public subsidiaries, Decoma, Intier and Tesma, in each case to acquire all of the outstanding shares of each subsidiary not owned by us.  The decision to make these proposals followed a review of our Spinco policy by, and recommendation of, a special committee of independent directors of our Board.  In 2005, we completed the acquisition of the outstanding shares of Decoma, Intier and Tesma (the “Privatizations”), the objective of which was to allow us to improve our strategic positioning and to better exploit our various competencies, particularly our complete vehicle expertise.  In addition, the Privatizations were also aimed at facilitating the re-alignment of our product portfolio, for example, by combining the powertrain capabilities of our former Tesma and Magna Drivetrain businesses, and to avoid duplication of investment, particularly in new markets. See “RECENT

DEVELOPMENTS IN OUR BUSINESS — Material Acquisitions and Divestitures” for details of the terms of the Privatizations. The Privatizations allowed us to improve our financial liquidity by completing and subsequently extending a five-year revolving term credit facility that expires on October 12, 2011.  This credit facility replaced the various existing credit lines in place prior to the Privatizations.  See “RECENT DEVELOPMENTS IN OUR BUSINESS — Financing and Securities Transactions”.

Realignment of Product Portfolio

Following the completion of the Privatizations, we re-aligned our product portfolio and strengthened our management team.  Our seven former automotive systems groups were re-aligned on the basis of geographic and product area and Co-Chief Executive Officers were appointed with responsibility for North America and Europe, our primary markets.  We also began to segment our financial results on a geographic basis between North America, Europe and Rest of World.

Operating Principles

We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter.  See “ITEM 3. DESCRIPTION OF THE BUSINESS — HUMAN RESOURCES” below.

RECENT DEVELOPMENTS IN OUR BUSINESS

Acquisitions and Divestitures

We have engaged in a number of acquisitions, divestitures, financings and securities transactions in the last three years, including those listed below. None of these acquisitions constitute “significant acquisitions” within the meaning of such term in National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators.

In January 2007, we acquired two facilities from Pressac Investments Limited for $55 million.  The facilities in Germany and Italy manufacture electronic components for sale to various customers including Volkswagen, DaimlerChrysler, and Fiat.

In August 2006, we acquired the assets of the Magna Golf Club from Magna Entertainment Corp. for total cash consideration of $46 million. In November 2006, we purchased the Fontana Golf and Sports Club in Austria from Magna Entertainment for total consideration of $38 million, consisting of $17 million paid in cash and $21 million in assumed debt. These transactions were reviewed by a Special Committee of, and approved by the independent members of, our Board following the unanimous recommendation of the Special Committee.

In February 2006, we completed the acquisition from Porsche of CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen, one of the world’s leading manufacturers of roof systems for the automotive industry.  The cash purchase price of 170 million euros plus assumed debt was satisfied on closing.  CTS has six facilities in Europe and two in North America, with approximately 1,100 employees.

During 2006, we also acquired a number of small manufacturing and engineering facilities for total consideration of $18 million paid in cash and $1 million of assumed debt.

During 2005, we completed the Privatizations discussed above under “OPERATING STRUCTURES AND PRINCIPLES — Privatization of Spincos”.  Details of the terms of the Privatizations are as follows:

•                                        On February 6, 2005, we acquired the 56% equity interest in Tesma that we did not previously own, for total consideration of $613 million, which was satisfied by issuing 6,687,700 Class A Subordinate Voting Shares and cash of $103 million.  In addition, we assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the approximate fair value of the stock options assumed.

•                                        On March 6, 2005, we acquired the 27% equity interest in Decoma that we did not previously own, for total consideration of $239 million, which was satisfied by issuing 2,854,400 Class A Subordinate Voting Shares and cash of $31 million.  In addition, we assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the approximate fair value of the stock options assumed.

•                                        On April 3, 2005 we acquired the 15% equity interest in Intier that we did not previously own for total consideration of $202 million, which was satisfied by issuing 2,332,748 Class A Subordinate Voting Shares and cash of $50 million.  In addition, we assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of $23 million, representing the approximate fair value of the stock options assumed.

During 2005, we also completed the acquisition of a number of small manufacturing facilities. The total consideration paid by us for these acquisitions amounted to approximately $21 million of cash (net of cash acquired) and $12 million of assumed debt.

In September 2004, we completed the acquisition of the worldwide operations of DaimlerChrysler Corporation’s wholly-owned subsidiary, New Venture Gear, Inc., a leading supplier of transfer cases and other drivetrain products. Total consideration was $428 million, which was satisfied with a combination of $348 million in cash (net of cash acquired of $3 million) and $80 million in zero-coupon notes payable to DaimlerChrysler, which have a face value of $95 million and are due in December 2008. During 2005, the purchase equation for the New Venture Gear acquisition was finalized, which resulted in a cash purchase price adjustment of $18 million in our favour.

In January 2004, Tesma completed the acquisition of Davis Industries, Inc., a powertrain components and assemblies supplier which had facilities in Indiana, Tennessee and Michigan, for a purchase price of approximately $69 million, consisting of $45 million paid in cash and $24 million of assumed debt.  At the time, this acquisition increased Tesma’s manufacturing capabilities in the United States, including the south, providing Tesma with a closer presence to some of its non-traditional customers.

During 2004, we also completed several smaller acquisitions, including a number of manufacturing facilities and engineering centres.  The total consideration for the above noted acquisitions amounted to approximately $102 million, consisting of $69 million paid in cash and $33 million of assumed debt.

In the future, we will continue to consider acquisitions of new technologies and strategic assets that complement our current portfolio of automotive technologies or expand our product breadth, provided that any such acquisition furthers our overall business strategy and potentially enhances our long-term earnings growth.  In addition, we will consider acquisitions that will potentially diversify our customer base, provide us with installed capacity at an economical rate or involve the purchase of key assets at a discounted price.  We will also continue to consider joint ventures with other suppliers in order to increase our business opportunities in various regions and enhance our relationships with certain automobile manufacturers.  We generally analyze potential acquisitions and joint ventures using discounted cash flow criteria in an effort to secure shareholder returns and earnings growth.  However, we expect that we will continue to expand primarily through organic growth.

Financings and Securities Transactions

In October, 2005, we completed a new five-year revolving term facility that was to expire on October 12, 2010.  The facility has a North American tranche of $1.57 billion, a European tranche of 300 million euros and an Asian tranche of $50 million.  In October 2006, we extended the facility for an additional year ending October 12, 2011.

In 2005, we issued approximately 11.9 million Class A Subordinate Voting Shares in connection with the Privatizations, as described above under “Material Acquisitions and Divestitures”.

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000 that mature on March 31, 2010. These Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn.$91.19 for each of our Class A Subordinate Voting Shares.  As a result, the principal amount of these Convertible Debentures is convertible into 1,096,589 of our Class A Subordinate Voting Shares.

In connection with the New Venture Gear acquisition (see “Acquisitions and Divestitures” above), we issued five series of unsecured zero-coupon notes on September 29, 2004 with an aggregate issue price of Cdn.$365 million and an aggregate amount due at maturity of Cdn.$415 million.  The notes, which mature on various dates to December 2008, were sold in Canada on an underwritten private placement basis.  The first, second and third series of notes, each having a maturity amount of Cdn.$55 million and maturity dates of January 5, 2005, January 4, 2006 and January 3, 2007, respectively, have been repaid.

During September 2004, we redeemed all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities for $300 million in cash.

SPIN-OFF OF MI DEVELOPMENTS INC. AND MAGNA ENTERTAINMENT CORP.

In September 2003, we spun-off to our shareholders 100% of MI Developments Inc., which operates as a  publicly-traded company and owns a majority of our automotive real estate and a controlling equity interest in Magna Entertainment.  The transaction, which was approved by the holders of our Class A Subordinate Voting Shares and Class B Shares, with each class voting separately, was effected as a return of capital to our shareholders by way of a distribution of all of the outstanding shares of MI Developments on September 2, 2003, on the basis of one Class A Subordinate Voting Share of MI Developments for every two of our Class A Subordinate Voting Shares, and one Class B Share of MI Developments for every two of our Class B Shares, in each case to our shareholders of record as of the close of business on August 29, 2003.  Also on August 29, 2003, we completed a reorganization of our controlling equity interest in Magna Entertainment and, as a result, it became held solely by MI Developments.  Previously, in March 2000, we completed the spin-off of approximately 20% of the voting equity of Magna Entertainment.  As a result of these transactions, we no longer have any ownership interest in either of MI Developments or Magna Entertainment.

We continue to occupy and use the automotive real estate owned by MI Developments, pursuant to long-term leases.  We have also in the past engaged in real estate development activities directly with competitors of MI Developments.  We believe that the terms of our leases with MI Developments are on arm’s length commercial terms. Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries.

ITEM 3.     DESCRIPTION OF THE BUSINESS

We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa.  We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2006, we had 229 manufacturing divisions and 62 product development and engineering centres in 23 countries. Our divisions are aligned on a geographic basis between our North America, Europe and Rest of World (primarily Asia and South America) financial reporting segments.  A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe.  We also maintain corporate and other operations, which constitute a separate reportable segment, that consist of operations that support or are ancillary to our automotive operations.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs.  Customer production volumes in different regions may be impacted by factors which may vary from one region to the next, including general, economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues.  A number of other factors, discussed below under “- RISK FACTORS” also affect our success , including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low-cost countries.

PRODUCTS AND SERVICES

Despite operating and managing our business on a geographic basis, we possess product and service capabilities which span across such geographic regions. Details regarding our product and service capabilities follow the table below, which sets forth our external sales generated by automotive products and service categories in 2006 and 2005:

Product/Service	2006	2005
	(US dollars, in millions)
Complete vehicle assembly	$4,378	$4,110
Metal body and structural systems	4,279	3,657
Interior and seating systems	3,895	4,047
Exterior and roof systems	3,543	2,888
Powertrain systems	3,446	3,505
Vision, engineered glass and electronic systems	1,458	1,418
Closure systems	1,155	1,213
Tooling, engineering and other	2,026	1,973
	$24,180	$22,811

Complete Vehicle Engineering and Assembly

We provide full vehicle engineering and assembly services for the automotive industry and are the world’s largest independent assembler of complete vehicles. Our complete vehicle assembly facility, located in Graz, Austria, received the J.D. Power Gold Plant Award 2006 for vehicles assembled in Europe.

Capabilities	Customer Base

Passenger and Commercial Vehicle Development	BMW, DaimlerChrysler, Fiat, Ford, General Motors, Porsche, Volkswagen and their respective operating divisions and subsidiaries.
• Product Development
• Styling
• Vehicle Concepts
• Complete Vehicle	Innovations
• Body and Trim
• Chassis Development and Chassis Modules	Liquid Hydrogen Tank
• Powertrain and All-Wheel Drive Systems Integration	We are currently developing the second generation of a liquid-hydrogen tank system for future volume production.
• Engine Integration
• Electric and Electronics
• Prototype and Low-Volume Production	Concept Study MILA
• Alternative Propulsion Systems	We have developed the MILA (Magna Innovative Lightweight Auto) Concept — a sporty, fun car powered by compressed natural gas, featuring a number of technical innovations.
• Safety Systems
• Virtual Engineering

Vehicle Assembly	Modular Vehicle Concepts
• Procurement

One of the challenges in the automotive industry today is responding to shorter product life cycles for vehicles and fluctuating volumes over the cycle. We are trying to meet this challenge by modularizing our vehicle concepts and using new technologies and methods to produce a large number of vehicle variants.

• Logistics
• Stampings
• Body
• Painting
• Vehicle and Module Assembly
• Quality Management
• Localization	Hybrid Electric Vehicles
• Peak-Shaving

Consumer interest in reducing dependency on fossil fuels is increasing. By incorporating the benefits of electric power and integrating innovative control systems that lower fuel consumption and improve driving dynamics, we aim to become a leader in hybrid electric vehicle development.

• Niche Vehicles
• Low Volume Production
• Complete Knock Down (CKD)

Fuel Systems
• Steel Tank Systems
• Fuel Filler Systems
• Plastic and Steel Caps
• CNG Tanks
• Liquid Hydrogen Tanks

Services
• Production Planning
• Accredited Materials Testing
• Product Lifecycle Management
• Measurement Technology
• Homologation

Space Technology
• Fuel Lines
• Thermal Louvres
• Propulsion System
• Aerospace Cryogenic Composite Lines

Metal Body & Chassis Systems

We provide metal body and chassis systems, as well as related engineering services, for the global automotive industry.

Capabilities	Customer Base

Body Systems

BMW, DaimlerChrysler, Ford (including Mazda), General Motors, Honda, Mitsubishi, Porsche AG, PSA Peugeot Citroën, Renault-Nissan, Subaru, Suzuki, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

• Complete Body-In-White
• Floor Pans
• Underbody Assemblies
• Door, Hood and Deck Assemblies
• Roof Panels	Innovations
• Fender and Quarter Panels
• Tailgate and Liftgate Assemblies	Forming of Advanced High Strength Steels
• A, B, C and D Pillars

We continue to be a market leader with innovative applications for advanced high strength materials, focusing on forming materials that can help optimize vehicle performance without sacrificing quality, cost or weight.

• Bumper Beams
• Door Intrusion Systems
• Oil Strainers
• Heat Shields
Hot Stamping
Chassis Systems	We are an industry leader in bringing this forming process to body structure applications in areas where vehicle crash performance has become more critical due to ever-increasing government standards.
• Crossmember Assemblies
• Radiator Supports
• Shock Towers
• Engine Cradles
• Front and Rear Sub-Frame Assemblies
• Front and Rear Suspension Modules
• Control Arms
• Frame Rails
• Full Frame Assemblies

Technology, Engineering and Tooling Systems
• Program Management
• Program Engineering
• CAE Design Verification
• Prototype Build
• Testing and Validation
• Tooling and Automated Systems
• Research and Development

We employ a number of different metalforming technologies such as hydroforming, stamping, roll forming, draw bending, hot stamping, advanced welding technologies, as well as finishing technologies such as e-coating, heat treating and high temperature wax coating.

Interior Systems

We design, engineer and manufacture interior systems for the global automotive industry.

Capabilities	Customer Base

Sidewall and Trim Systems	BMW, DaimlerChrysler, Fiat, Ford (including Mazda), General Motors, Honda, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.
• Interior Garnish Trim
• Door and Side Panels
• Package Trays
• Liftgate Trim	Innovations

Cockpit Systems	Multi-Shot Technology
• Cockpit Modules

This technology was developed in response to customers’ need for a low cost product and model differentiation. Multi-Shot technology utilizes a multiple shot injection molding process that combines a rigid polypropylene foundation with one or more successive molded layers of additional polypropylene-based elastomer materials. Improved tactile feel, dimensional stability, and perceived quality are some of the advantages.

• Instrument Panels
• Multiple Surface Materials
• Floor Consoles
• Glove Boxes

Cargo Management Systems
• Sliding and Stationary Load Floors
• Accessible Floor Bins	Integrated Center Stack
• Multi-Level Shelf Systems

Insufficient driver-accessible storage is a major consumer complaint across all vehicle segments. The Integrated Center Stack addresses this issue by providing increased storage in the instrument panel, security for valuables, and improved craftsmanship. Integration of center stack electronics into a single trim module and remote placement of conventional electronic hardware components make it all possible.

• Integrated Cargo Organizers

Overhead Systems • Complete Overhead Systems
• Headliner Substrates
• Sunvisors
• Consoles
• Grab Handles
• Lighting	SL-2 Headliner Substrate
The SL-2 headliner is designed for integration of energy absorbing countermeasures, thus reducing the need for add-on components, while improving spaciousness and potentially safety.

Carpet and Loadspace Systems • Wheelhouse Linings
• Floor and Trunk Trim
• Carpet
• Acoustic Countermeasures	Print Mold Design (PMD)

An industry first, PMD is the injection molding of shaped and double-sided screen printing foils. Using foils of up to 1mm in thickness allows for an array of design possibilities, such as strong 3D effects, that are not achievable through any other technology. The material is scratchproof, abrasion resistant, color and form stable, as well as crash and split safe. PMD is highly flexible in volume production and offers distinguishing characteristics for vehicle interiors.

Some of the technologies and processes involved with the foregoing include low pressure and injection moulding, compression moulding, vacuum forming, slush moulding and spray urethane.

We participate in a number of interiors-related joint ventures and equity interests, including the following material ones:

•                  a 45% equity interest in Dakkota L.L.C., a joint venture with Rush Group L.L.C., a minority supplier certified by the Michigan Minority Business Development Council, which provides sequencing, logistics management and assembly services with respect to several programs for which we supply interior systems products;

•                  a 50% equity interest in the Magna Kansei Ltd. joint venture in the United Kingdom with Calsonic International Europe, which supplies instrument  panels (including sequenced modular cockpits), door panels, consoles and other large mouldings for vehicle interiors for BMW, Honda, Toyota, Nissan, Jaguar and Land Rover in Europe; and

•                  a 50% interest in Dae Yee Intier Co. Ltd., a Korean joint venture with Dae Yee Industrial Co., Ltd., Hansan Co. Ltd., and two Korean individual shareholders, which supplies instrument panels and related products in Korea to General Motors Daewoo Automotive Technology.

Seating Systems

We are a leading supplier of complete seating solutions and seat mechanism systems for the global automotive industry.

Capabilities	Customer Base

Complete Seating Solutions	DaimlerChrysler, Ford, General Motors, Honda, Hyundai, Mitsubishi, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.
• In-Vehicle Stowable Seating
• Stow-in-Floor
• Stow-to-Floor
• Power Stowing	Innovations
• Other Specialty Options
• Comfort-Enhancing Solutions	Swiveling Seats
• Safety Solutions

These second row minivan quad chairs rotate 180 degrees to face rearward for conversational seating. The fact that the Chrysler minivans can be driven while both second row seats are rearward facing is a North American industry-first. These seats also allow for easier entry and exit or placement of a child in a car seat.

• Integrated Child Safety Seats
• Integrated Occupant Safety Restraints
• Integrated Occupant Sensing Systems
• Integrated Side Impact Airbags
• Ingress and Egress Solutions
• Modular Seat Assemblies
• Trim Covers	Stow-in-Floor Seating
As seen on the Chrysler minivans, we were the first to offer second and third row seats that stow in the floor.

Seat Mechanisms • Specialty Mechanisms for In-Vehicle Seat Stowage
• Stow-in-Floor	Reversible Seat
• Stow-to-Floor

The seat back reverses to provide forward and rear facing seating. This technology enables reconfiguration and provides enhanced interior flexibility and customization for mobile office use, entertainment, travel and stadium seating. It can also accommodate rear facing child carriers.

• Other Specialty Options
• Manual Adjusters
• Power Adjusters
• Seat Height Adjusters
• EZ Entry™ Mechanisms
• Fold & Tumble™ Mechanisms	2-3-1 Seating
• Manual Recliners

The 2-3-1 seating solution incorporates active bolsters that spontaneously transform a three-passenger bench into a two-passenger seat with the comfort and amenities of a first row. The side bolsters deployment depends on the center portion of the 40-20-40 seat bench. When the center section is folded down it creates an armrest for outboard occupants and activates the bolsters into the fully deployed position for increased lateral support and comfort.

• Power Recliners
• Fold Flat Mechanisms
• Specialty Latches
• Multi-Tasking Mechanism Assemblies
• Spring Suspension Systems
• Risers
• Folding Load Floor Panels
• Sliding Cargo Load Floor

Some of the technologies and processes used in the manufacture of seating and seat components include traditional “cut & sew” technology as well as our patented Mold-In-PlaceTM technology.

We participate in a number of seating-related joint ventures and equity interests, including the following material joint ventures:

•                  a 50% equity interest in the Bloomington-Normal Seating Company, a joint venture with Namba Press Works Co. Ltd., which manufactures complete seating systems in Illinois for Mitsubishi;

•                  a 50% equity interest in the Shanghai Lomason Automotive Seating Company joint venture with Shanghai Jiao Yun Co. Ltd., which manufactures seat frames, metal stampings and complete aftermarket seats in China.

Exterior Systems

We design, engineer and manufacture various exterior components and systems for the global automotive industry.

Capabilities	Customer Base

Front and Rear End Fascia Systems

BMW, DaimlerChrysler, Fiat, Ford (including Mazda), General Motors, Honda, Hyundai, Isuzu, MAN Trucks, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

• Front and Rear Fascias
• Energy Management Systems
• Front and Rear End Modules

Greenhouse and Sealing Systems	Innovations
• Backlite Moldings
• Belt and Windshield Moldings	Front and Rear End Modules (FEM/REM)
• Decklid and Pillar Appliques	Carrier panel innovations have enabled us to integrate bumpers, cooling, and lighting systems into our FEMs. Innovations have resulted in the award of several programs.
• Door Surround Moldings
• Roof Drip Moldings
• Cowl Screens
• Window Surround Modules	Composite Body Panel
• Door Seals	The Reinforced Reaction Injection Molding (RRIM) urethane technology provides the ability to create lightweight, durable, exterior body panels, in complex shapes, with low customer investment.
• Inner and Outer Belt Seals
• Glass Run Channels
• Side Door, Pop-Out Window and Liftgate Seals
• Complete Convertible Sealing Systems
• Backlites and Quarter Windows	Composite Liftgate
Light-weight vehicles have “opened the door” to our composite light-weight liftgate modules. Innovations in this area provide customers investment savings and assembly efficiencies.

Exterior Trim • Body Side Moldings and Claddings
• Wheel Opening Moldings
• Rocker Panels	Window Surround Systems
• Stone Guards and Mud Flaps

These modules are engineered and manufactured as a single component to fulfill functional and design requirements while reducing costs. Benefits include improved sealing that reduces wind, noise, window cranking efforts and buzz, squeak and rattle.

• Spoilers and Grilles

Vehicle Enhancement Packages
• Ground Effects
• Roof Racks
• Running Boards

Plastic Body Panels
• Vertical Body Panels
• Front and Truckside Fenders
• Door Panels
• Quarter Panels

Roof Systems
• Composite Roof Panels
• Soft Tops
• Polycarbonate Removable Roof Panels

We utilize a number of different technologies in connection with these products, including: moulding technologies, such as injection moulding, structural reaction injection, reaction injection, compression and thermoset moulding; metal forming processes, like metal stamping, roll forming, tube forming and stretch bending; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; and finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing. In addition to our primary manufacturing capabilities in this product area, we also perform some second stage vehicle assembly work for specialty vehicle production programs.

Roof Systems

We design, engineer and manufacture vehicle roof systems for the global automotive industry, primarily through CTS, which we acquired in 2006.

Capabilities	Customer Base

DaimlerChrysler, Fiat, General Motors, Porsche and PSA Peugeot Citroën, as well as their respective operating divisions and subsidiaries.

Panoramic Roofs

Sliding roof systems are designed with optimal kinematics for storage of the moveable glass top. We supply assembly-ready modules with all basic controls in a single complete system, including wind deflector.

Innovations

Soft Tops Soft tops contain aluminum die cast components. Roof module systems may also include structural, safety, and appearance items.	• First Mass Produced Retractable Hard Top on the Market
• First Three-Piece Retractable Hard Top Offered on the Market
• Introduction of the First Soft Top with Fin and Bullet Exterior Appearance
Retractable Hard Tops
Our retractable hard tops are fully automatic with electrohydraulic actuation modules offering multiple system-level options to meet consumer demands.

• Designed the World’s Only Sports Utility Vehicle with a Powered Soft Top
Removable Hard Tops
Manufactured with shared tooling offering transparent and painted variations. Riveted stamped technique ensures extended durability.	• Complete Roof Modules which include: Roll Bars, Restraints, Top Stowage Well, Class A Panels and Vehicle Structural Members

Processes employed in our roof systems operations include textile cut and sew, as well as assembly.

Powertrain Systems

We design, engineer and manufacture powertain systems and components for the global automotive industry.

Capabilities	Customer Base

Engine	BMW, DaimlerChrysler, Ford, General Motors, Honda, Hyundai, PSA Peugeot Citroën, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.
• Integrated Engine Front Cover Modules
• Front End Accessory Drives
• Water and Oil Pumps
• Vacuum Pumps	Innovations
• Mass Balancer Modules
• Water Management Components	Electric Rear Axle Steering
The Active Rear Steering application enables vehicle developers to reinforce driving safety while improving vehicle dynamics and reducing turning radius.

Transmission • Full Transmissions and Modules
• Clutch Module
• Flexplates	One Piece Flexplates
• Oil Pumps	The one piece flexplate adopts a patented forming process that allows for manufacturing of a gear out of sheet metal.

AWD and 4x4 Systems
• Transfer Cases	Electronic Limited Slip Differential (eLSD)
• Torque Vectoring Devices

Traditional passive limited slip differentials restrict the amount of torque transfer from wheel to wheel by their reactive mechanical actuation. The eLSD allows for active/continuous torque transfer management for significantly improved vehicle dynamics.

• Coupling Systems
• Hybrid AWD and 4WD Modules
• Rear Drive Modules (RDM)
• Electronic Limited Slip Devices (eLSD)

Drive and Axle Systems	Torque Vectoring Devices
• Beam Axles	The torque vectoring gear sets and clutch apply system provides precise torque and speed transfer from wheel to wheel across the axle to improve vehicle handling during aggressive cornering maneuvers.
• Front and Rear Axle Drives
• Power Take Off Units (Hypoid Gear Sets)
• Electric Rear Drive Modules (eRDM)

Mechatronics	Variable Displacement Vane Oil Pump
• Actuators Including System Control

Variable vane pumps can be used to provide all required lubrication and hydraulic power requirements for engine or transmission applications. The simple variable mechanism allows for significant reductions in power consumption leading to considerable fuel savings.

• Powertrain Actuators
• Steering Actuators
• Brake Actuators

Engineering Services and System Integration
• System Integration
• Engine and Drivetrain Engineering
• Commercial Vehicle Engineering
• Testing and Simulation Services
• Load Data Acquisition
• NVH Analyses
• Engineering Software Tools Development
• Software Development for Mechatronic Systems

We employ a variety of different manufacturing capabilities and processing technologies in our powertrain operations, including metal die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision-heavy stamping, fineblanking, aluminum die casting and precision machining, magnesium machining, plastic injection moulding and plastic welding, soft and hard processing of gear wheels and shafts, rotary swaging, hardening, laser welding, automated assembly and end of line testing.

We conduct some of our powertrain operations through joint ventures, including the following material ones:

•                  our 76.8% partnership interest in the Litens Automotive Partnership, a joint venture with members of its senior management, which is a leading supplier of highly-engineered drive system products, including accessory and timing belt drive tensioner products and systems, overrunning alternator decoupler assemblies, idler and crankshaft pulley assemblies and tubular drive shaft assemblies, with divisions in North America (Canada), Europe (Germany) and Rest of World (China and Brazil); and

•                  our 50% equity interest in STT Technologies Inc., a joint venture with SHW Automotive GmbH, which supplies oil pumps for North American engine and transmission applications, from a division in North America (Canada).

Vision and Engineered Glass Systems

We design, engineer and manufacture vision and engineered glass systems for the global automotive industry.

Capabilities	Customer Base

Interior Mirrors (Prismatic and Electrochromic)	BMW, DaimlerChrysler, Ford, General Motors, Honda, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Toyota, Volkswagen and their respective operating divisions and subsidiaries.
• Compass, Temperature and Lighting
• Microphones and OnStar
• Telematics
• Display-on-Demand	Innovations
• Electronic Toll Collection
VideoMirror™
Exterior Mirrors	A full-color display screen provides information to the driver. Options range from backup displays, such as ReversAid™, to turn-by-turn navigation.
• TurnSignalTM Mirror
• PowerExtendTM and PowerFoldTM Technology
• Frameless Electrochromic Mirror
• Ground Illuminator™ Mirror	Added-Feature Modular Mirrors

Added-feature modular mirrors can incorporate a broad array of added electronic features. We offer both prismatic and electrochromic interior added-feature mirrors tailored to any customer specification.

Actuators • HVAC
• PowerFold™
• PowerExtend™
• Glass Movement
• Active Bend Lighting	FrameLess™ Exterior Electrochromic Mirrors

The FrameLess™ electrochromic mirror gives the driver a wide field of view. Instead of a plastic bezel or coloured perimeter band, the complete area surrounding the edge is reflective, giving a more stylish and modern appearance.

Camera Vision Systems • ReversAidTM and VideoMirror™
• Side Blind Zone Assist
• Lane Change Assist

Door Handle Technologies
• Exterior and Interior Door Handles
• Passive Keyless Entry
• Dual Finish Handles

Sun Visors
• Surface Technologies
• Garage Door Openers
• Ticket Holders

Engineered Glass
• PVC and RIM Encapsulation
• Horizontal and Vertical Power Sliders
• Flush SunroofTM System
• Movable Quarter and Vent Modules

Processes used in the manufacture of our vision products include injection moulding, painting and assembly.

Electronic Systems

We design, engineer and manufacture electronic systems for the global automotive industry.

Capabilities	Customer Base

Driver Assistance & Safety Systems	BMW, DaimlerChrysler, Fiat, Ford, General Motors, Honda, PSA Peugeot Citroën, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.
• Intelligent Headlamp Control
• Lane Departure Warning
• Rear Vision Cameras
• ParkAssist™	Innovations
• Active Pedestrian Protection Systems
• Occupant Safety Systems	Rear Vision Cameras/Vision Platform

This rear facing camera system assists in parking and reverse direction visibility by reducing the blind zone behind vehicles. It can be used in combination with our VideoMirror™, center control display or navigation system.

Electromechanical & Power Systems • Deployable Running Board Controls
• Transfer Case Control Modules
• Hybrid Vehicle Power Controls
• HVAC Motor Controls
• Power Liftgate Controls	Intelligent Headlamp Control (IHC) with Lane Departure Warning (LDW)
• Smart Actuators
• Relays

This forward-facing vision enhancing system automatically controls high/low beam switching and detects traffic lanes and road edges to provide a warning upon unintentional departure or drifting. Our IHC/LDW systems operate together using a single camera and hardware platform.

Body Electronics
• Mirror Electronics
• Zone Control Modules
• Instrumentation and Sensors
• Overhead Console Electronics
• Electronic Gear Shift Indicators	Variable Blower Controller
• Humidity Sensors

The variable blower controller provides reliable HVAC motor speed control and variability through the use of patented technology. Patented software algorithms add enhanced system protection while providing higher functionality at a lower cost.

• Windshield Electronics Modules

Lighting Systems
• Halogen and Xenon Headlamps
• Projector and Reflector Optics
• LED Forward and Signal Lighting	Consumer Electronic Tray
• Adaptive Lighting Systems

Embedded Consumer Electronic Tray enhances communication between human and vehicle in such applications as internet communication, bluetooth, USB access, off-board navigation and integration of consumer devices.

• Fog Lamps
• Rear Combination Lamps
• High Mount Stop Lamps

Engine Electronics & Liquid Sensors
• Liquid Level Sensors	Smart Actuators
• Glow Plug Control Units

The integration of the Electronic Control Unit and brushless DC-motors merge to create subsystems used in brake systems, transfer case control modules, water/oil pump, electronic steering and convertible hood systems.

Closure Systems

We engineer and manufacture closure systems for the global automotive industry.

Capabilities	Customer Base

Door Modules	BMW, DaimlerChrysler, Ford, Fiat, General Motors, Honda, Mitsubishi, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.
• Complete Doors
• Composite Door Modules
• Sealed Modules
• Hardware Trim Modules	Innovations
• Integrated Trim Modules
• Liftgate and Tailgate Modules	Complete Doors
• Mid-Door Modules	Complete doors are shipped directly to the customer, quality-tested and ready to be installed.

Window Systems
• Dual Rail Cable and Drum Systems	Composite Door Module
• Single Rail Cable and Drum Systems	The composite module is a sealed module with several integrated parts including the window regulator, handle, wire harness and door latches.
• Arm and Sector Systems
• Quarter Systems
• Rear Window Systems
• Obstacle Detection	Power Liftgate and Power Sliding Doors
We were the first to market with a Power Liftgate System, which was developed in conjunction with DaimlerChrysler. Today’s models feature obstacle detection systems with improved vehicle integration.

Power Closure Systems • Power Sliding Doors
• Power Liftgates
• Integrated Electronic Software
• Obstacle Detection	Latching Systems
We manufacture an integrated cinching side door latch that is quiet and functional while having features that can be added or removed, such as power or manual child locks.

Latching Systems • Side Door Latches
• Sliding Door Latches
• Liftgate Latches
• Hood Latches
• Tailgate, Decklid Latches
• Actuator Assemblies

Handle Assemblies
• Inside Handles
• Outside Handles

Driver Controls
• Adjustable Pedals
• Fixed Pedals
• Park Brakes

The primary processes used in our closures operations are light stamping and assembly.

Tooling, Engineering and Other

We design, engineer and manufacture tooling for our own use, as well as for sale to our customers. Additionally, we provide engineering support services, independent of particular production programs on which we may have production sales.

RESEARCH AND DEVELOPMENT

We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for each financial year to research and development during that financial year or the next succeeding financial year.  See “ITEM 8. CORPORATE CONSTITUTION — Research and Development” below.

Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including the innovations discussed above. We expect that our involvement in the development of manufacturing technology and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve suppliers in the vehicle development process.

MANUFACTURING AND ENGINEERING

Facilities

As at December 31, 2006, we had 229 manufacturing facilities, including 14 joint venture facilities, of which 130 are in North America, 82 are in Europe, and 17 are in Rest of World (Asia, South America and Africa). These manufacturing facilities occupied approximately 42.7 million square feet, of which approximately 55% was leased from MI Developments, 17% was owned by us and the remaining 28% was leased from third parties.  As at December 31, 2006, our manufacturing facilities ranged in size from approximately 8,700 to three million square feet of floor space.  Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers.  As production becomes more automated, the size and potential production capacity of our typical facility increases.  We are operating many of our manufacturing facilities on a multi-shift basis.

As at December 31, 2006, we also operated 62 product development and engineering facilities, including three joint venture facilities, of which 26 are in North America, 28 are in Europe and 8 are in Rest of World (Asia).  Such facilities occupy approximately 3.2 million square feet, of which approximately 53% was leased from MI Developments, 33% was leased from third parties and we owned the remaining 14%.

Leases typically have terms of five years or more with options to renew.

Key Commodities

We purchase our key commodities to the extent possible from domestic suppliers in the jurisdictions in which we do business.  Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers.  In the past, we have purchased key commodities offshore when shortages of materials, such as certain high quality grades of steel, have occurred. We continue to experience elevated prices for certain key commodities used in our parts production, particularly steel and resin, and expect such prices to remain at elevated levels in 2007 compared to earlier this decade. Approximately half of our steel is acquired through resale programs operated by automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts.  A steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our maximum potential exposure as at December 31, 2006 would be less than $135 million and we will have future exposure to steel price increases to the extent that steel prices remain at elevated levels.  To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations, including steel and steel products. We do not carry inventories of either key commodities or finished products in excess of those reasonably required to meet production and shipping schedules.

HUMAN RESOURCES

As at December 31, 2006, we employed approximately 83,000 people, including approximately 21,050 in Canada, 29,100 in Europe, 18,150 in the United States, 11,150 in Mexico, 3,000 in Asia, and 800 in South America.

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees.  Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a company pension plan, or  (iii) a cash distribution to eligible employees.  See “ITEM 8. CORPORATE CONSTITUTION — Employee Equity Participation and Profit Sharing Programs” below.

Management Incentive Compensation

We believe that profit participation motivates members of management.  Accordingly, our management compensation structure consists of a base salary, which is generally below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses, that are not generally increased on an annual basis, as well as an incentive bonus based on profits.  Our Corporate Constitution provides that aggregate profit participation (incentive bonuses) paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any financial year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that financial year.  See “ITEM 8. CORPORATE CONSTITUTION — Incentive Bonuses; Management Base Salaries” below.

Employee’s Charter

We are committed to an operating philosophy based on fairness and concern for people.  This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility to help ensure our success.  Our Employee’s Charter embodies this philosophy through the following principles:

•                 Job Security — Being competitive by making a better product for a better price is the best way to enhance job security.  We are committed to working together with our employees to help protect their job security.  To assist in this regard, we will provide job counseling, training and employee assistance programs to our employees.

•                 A Safe and Healthful Workplace — We strive to provide our employees with a working environment which is safe and healthful.

•                 Fair Treatment — We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

•                 Competitive Wages and Benefits — We will provide our employees with information which will enable them to compare their total compensation, including total wages and total benefits, with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located.  Should total compensation be below average, wages will be adjusted.

•                 Employee Equity and Profit Participation — We believe that every one of our employees should share in our financial success.

•                 Communication and Information — Through regular monthly meetings between management and employees and through publications, we will provide our employees with information so that they will know what is going on in the company and in the industry.

•                 Employee Hotline — Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints.  Employees do not have to give their names, but if they do, it will be held in strict confidence.  Hotline investigators who are independent from divisional management will answer an employee’s call.  The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our global human resources department and, in certain cases, to our Audit Committee.

•                 Employee Relations Advisory Board — The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues.  This Board monitors, advises and ensures that we operate within the spirit of our Employee’s Charter and the principles of our Corporate Constitution.

Human Resource Policies

In furtherance of our commitment to fairness, as demonstrated in our Employee’s Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees.  Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Corporate Constitution and operating principles.  Employee Advocates can only be removed if more than 55% of the shop floor employees at the applicable division vote to remove him or her through a periodic secret ballot vote.

We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback.  In addition, we maintain a 100 acre recreational park within 20 miles of most of our Toronto-area facilities for use by our employees and their families.

In addition to the employee equity participation and profit sharing programs discussed above under “Human Resource Principles”, we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees’ contributions made through payroll deductions.  These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement.  The pension plans that commenced in January 2001 for Canadian and U.S. employees were closed to new participants as of January 1, 2005.

Labour Relations

We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive divisions.

Employees of our Mississauga Seating division in Mississauga, Ontario, as well as employees of our Integram Windsor, and Innovatech divisions are covered by collective agreements with the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW).   Employees of our Integram St. Louis, Excelsior Springs, Lewisburg, Lordstown, Techcraft, Ontegra Brighton, Shreveport and New Process Gear divisions are represented in the United States by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW).  The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee’s Charter and fundamental Fair Enterprise principles.  Most of these agreements recognize the need for wages and benefits to be competitive with companies we compete with for business, rather than those paid by our customers’ vehicle assembly operations.  One of the key features of these agreements is the commitment that there will be no strikes or lock-outs during the life of such agreements.

Employees at a number of our divisions in Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions.  Certain of our other European employees are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees’ associations or trade unions.

From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

COMPETITION

We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers, other outside automotive suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments.  We believe that there are a number of suppliers that can produce some of the components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or marketing resources than we do and some of them may be dominant in markets in which we operate, however, we are the only supplier with product capabilities spanning most major areas of a vehicle.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier’s overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues, financial strength and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Sales Offices

We sell our products directly to automobile manufacturers located in North America through sales offices located in Canada and the United States.  Additionally, we sell directly to automobile manufacturers located in Europe through sales offices located primarily in Austria, Germany, the United Kingdom, France, Italy and Spain.  Our sales to automobile manufacturers in Rest of World are made with the assistance of representative offices in Japan, China, South Korea, Brazil, India and Thailand.  The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers, although this is changing as automobile manufacturers are increasingly seeking to source global platforms.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts.  Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years.  However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products.  Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates.  The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program.  However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions.  We have also obtained new business from our customers and on a “takeover” basis from our competitors.  This occurs where parts for certain programs are already in production at the automobile manufacturers’ facilities or at our competitors’ facilities and, for various reasons, those parts are “re-sourced” to us for production at our facilities.

ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances.  We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy commits us to:

•                 complying with, and exceeding where possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;

•                 regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;

•                improving upon the efficient use of natural resources, including energy, to minimizing waste streams and emissions, and to implementing effective recycling in manufacturing operations through the use of locally set continuous improvement targets;

•                utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•                ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and

•                 ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

A Health and Safety and Environmental Committee of our Board of Directors assists in overseeing our management’s handling of health, safety and environmental issues and annually reviews our Health, Safety and Environmental Policy.  This Committee operates pursuant to a written charter, the text of which is located in the Corporate Governance section of our website (www.magna.com).

Environmental Compliance

As part of our commitment to environmental compliance, we are also compliant with ISO 14001 standards where appropriate.  As of December 31, 2006, 175 of our manufacturing facilities were ISO 14001 certified.

We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions.  Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties.  In the past, such complaints have been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination.  From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators.  We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination.  To date, the costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us, however, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive.

We are subject to environmental laws and regulations both as tenant and owner of our properties.  The majority of our automotive real estate is leased from MI Developments.  Our leases with MI Developments generally provide that we, as tenant, must maintain the leased properties in accordance with all applicable laws, including environmental laws.  We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties.  This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use.  Our leases generally also contain indemnities in favour of MI Developments with respect to environmental matters, and those indemnities expire after a specified period of time following the termination of the leases.

INTELLECTUAL PROPERTY

We own and use numerous patents and patent applications in connection with our operations.  We are also licensed to use patents or technology owned by others.  From time to time, claims of patent infringement are made by or against us.  None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us.  While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that their expiry would materially affect our business.

RISK FACTORS

The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties.  These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form.  In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

Risks Relating to Our Industry and Operations

Declining production volumes caused by industry cyclicality and changes in consumer demand for vehicles could have a material adverse effect on our profitability.

The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post-employment benefit costs for the domestic automobile manufacturers. In Europe, the market structure is relatively fragmented and is also characterized by significant overcapacity and fierce competition. As a result of these and other conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

If any of our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur significant costs, which could have a material adverse effect on our profitability and financial condition.

Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European automobile manufacturers and automotive component suppliers. Increased raw material prices, including steel and resins, are also adversely affecting automobile manufacturers and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and other light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

A reduction in production volumes of specific vehicles by our customers could have an adverse effect on our sales and profitability.

Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies.  We are attempting to further diversify our customer base, particularly to increase our business with Asian based automobile manufacturers. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

A reduction in outsourcing by our customers combined with a failure to secure sufficient alternative programs could have a material adverse effect on our profitability.

We are dependent on outsourcing of components, modules and assemblies, as well as complete vehicle engineering and assembly, by automobile manufacturers. The extent of outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to automobile manufacturers, capacity utilization, and labour relations among automobile manufacturers, their employees and unions. In the case of outsourcing of complete vehicle assembly, the extent of outsourcing is particularly dependent on the degree of unutilized capacity at the automobile manufacturers’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by automobile manufacturers, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

We may not be able to successfully compete against suppliers with operations in low cost countries.

The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China and other countries in Asia, as well as Russia and other parts of Eastern Europe.  As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries.  While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities.  Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant  production contract to a competitor in low-cost countries, or incurral of significant costs and risks to enter and carry on business in these countries, could have an adverse effect on our profitability.

Our inability to offset the effect of increased steel, resin and other commodities prices could have a material adverse effect on our profitability.

Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2007 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our maximum potential exposure as at December 31, 2006 would be less than $135 million and we will have future exposure to steel price increases to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

The consequences arising out of the financial distress of suppliers to us and our customers could have an adverse effect on our profitability.

We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers.

Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer’s production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability.

Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

Our inability to offset price concessions demanded by our customers could have a material adverse effect on our profitability.

We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and financial condition.

Our inability to fully recover certain pre-production expenses could adversely affect our profitability.

We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.  The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

Our profitability could be adversely affected if any of our customers terminate their contracts with us.

Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specified quantity of products.  These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

Our profitability and financial condition could be adversely affected by product liability claims which exceed our insurance coverage.

We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have third party liability coverage under insurance policies. This coverage will continue until August 2007and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

Our short-term profitability could be adversely affected by expenses associated with a rationalization of some of our operations.

In response to the increasingly competitive automotive industry conditions, it is likely that we will further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs.  Such costs could have an adverse effect on our short-term profitability.  In addition, we are working to turn around financially under performing divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

We recorded significant impairment charges in 2006 and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

We recorded significant impairment charges in 2006 and may do so in 2007 and beyond. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse impact on our profitability.

Our failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on our profitability.

We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

Our profitability may be adversely affected by program launch difficulties.

From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment, employees and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

Legal claims against us could have a material adverse effect on our financial position.

From time to time, we may become contingently liable for contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

We are exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on our profitability.

We have manufacturing, assembly, product development, engineering and research and development operations in many foreign countries, including countries in Asia, Eastern Europe, Mexico, South America and Africa. International operations are subject to certain risks inherent in doing business abroad, including:

•                  political and economic instability;

•                  trade, customs and tax risks;

•                  currency exchange rates and currency controls;

•                  insufficient infrastructure;

•                  restrictions on exports, imports and foreign investment;

•                  increases in working capital requirements related to long supply chains; and

•                  difficulty in protecting intellectual property rights.

Expanding our business in emerging markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, any such occurrences could have an adverse effect on our profitability.

Unionization activities at some of our facilities could adversely affect our profitability.

The CAW and UAW unions have conducted organizing drives at certain of our divisions.  As a result, we have concluded collective agreements covering employees at each of the facilities identified above under “HUMAN RESOURCES — Labour Relations”.  In addition, the CAW and the UAW have in the past attempted to persuade some of our customers to encourage their automotive suppliers to assume a neutral position with respect to unionization at their plants.  We are unable to predict whether our employees at any of our non-unionized divisions will elect union representation in the future.  Increased unionization of our divisions may increase our costs, which could have an adverse effect on our profitability.

Work stoppages and other labour relations disputes could have an adverse effect on our profitability.

If our hourly workforce becomes more unionized, we may be subject to work stoppages and other labour disputes.  To date, we have not experienced any material work stoppages at our facilities, nor have we experienced any disputes with unions that have had a material effect on our operations.  However, future disputes with labour unions may not be resolved without significant work stoppages, which could have an adverse effect on our profitability.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability.  In particular, our profitability could be adversely affected by significant changes in the tariffs and duties imposed on our products, including significant changes to the North American Free Trade Agreement. Additionally we could be adversely affected by changes in tax or other laws which impose additional costs on automobile manufacturers or consumers, or more stringent fuel economy requirements on manufacturers, of sport-utility vehicles, light trucks and other vehicles from which we derive some of our sales.

Environmental laws and regulations could have an adverse effect on our financial condition or profitability.

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances.  We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged.  Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

Risks Related to Our Controlling Shareholder

We are controlled by the Stronach Trust.

Our business and affairs are controlled by the Stronach Trust, which beneficially owns approximately 66.5% of our outstanding Class B Shares.  These shares represent approximately 55.5% of the aggregate voting power of our outstanding shares.  Mr. Stronach is a trustee and a member of the class of potential beneficiaries of the Stronach Trust.  In addition, certain associates of Frank Stronach, our Chairman, own beneficially, or exercise control or direction over, additional Class A Subordinate Voting and Class B Shares, which when combined with those owned by the Stronach Trust, represent 71.8% of the votes attaching to all of our shares.

Subject to applicable law and the restrictions in our Corporate Constitution, the Stronach Trust is able to elect all of our directors and control us.  In addition, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders.  The Stronach Trust is also able to cause or prevent a change in our control.  Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares.  Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

Our controlling shareholder and Mr. Stronach have interests in MI Developments and Magna Entertainment that could conflict with our interests.

The Stronach Trust beneficially owns, in addition to our Class B Shares as described above, Class B Shares of MI Developments representing approximately 56.5% of the aggregate voting power of MI Developments.  MI Developments controls Magna Entertainment.

A significant portion of our leased facilities is owned by MI Developments.  We pay rent and occupy these facilities pursuant to long-term leases.  Most of these leases were entered into while MI Developments was our wholly-owned subsidiary.  Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries.  Although we believe that the existing leases are on arm’s length commercial terms, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms.  Since we are under common control with MI Developments, there is a risk that any future decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we operated on an arm’s length basis.

ITEM 4.  DIVIDENDS

Dividends Paid

Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares.  The following table sets forth the cash dividends we have paid on each of our Class A Subordinate Voting Shares and Class B Shares for the last three years:

Period	Payment Date	Record Date	Amount per Share

Calendar 2007(to date)	March 23, 2007	March 13, 2007	$0.19

Calendar 2006	December 15, 2006	November 30, 2006	$0.38
	September 15, 2006	August 31, 2006	$0.38
	June 15, 2006	May 31, 2006	$0.38
	March 24, 2006	March 10, 2006	$0.38

Calendar 2005	December 15, 2005	November 30, 2005	$0.38
	September 15, 2005	August 31, 2005	$0.38
	June 15, 2005	May 27, 2005	$0.38
	March 23, 2005	March 11, 2005	$0.38

Calendar 2004	December 15, 2004	November 30, 2004	$0.38
	September 15, 2004	August 31, 2004	$0.38
	June 15, 2004	May 28, 2004	$0.38
	March 18, 2004	March 9, 2004	$0.34

We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967.  We have declared cash dividends in respect of each of the last 61 fiscal quarters, up to and including in respect of the fourth quarter of 2006.

Dividend Policy

Our Corporate Constitution contains a Dividend Policy (see “ITEM 8. CORPORATE CONSTITUTION — Dividends, Minimum Profit Performance” below) which entitles Class A Subordinate Voting and Class B shareholders to dividends which, in aggregate in respect of a financial year, shall be: (a) equal to at least 10% of Magna’s After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, equal to at least 20% of Magna’s After Tax Profits for that year and the two immediately preceding financial years. We have complied with this requirement since 1992 and intend to continue to fully comply in the following manner:

•                 the dividend per share to be paid in respect of each of the first three quarters of a financial year will be approximately 5% of Magna’s After Tax Profits for the prior financial year, divided by the number of shares outstanding at the end of the prior financial year; and

•                 the dividend per share to be paid in respect of the fourth quarter of a financial year will be calculated based on the amount, if any, by which 20% of Magna’s actual After Tax Profits for the current financial year exceeds the aggregate amount distributed as dividends in respect of the prior three quarters, divided by the number of shares outstanding at the end of the current financial year.

Under our Corporate Constitution, if we fail to comply with the Dividend Policy for a period of two consecutive financial years, the holders of our Class A Subordinate Voting Shares will have the exclusive right, voting separately as a class, to nominate and elect additional directors. See “ITEM 8. CORPORATE CONSTITUTION — Dividends; Minimum Profit Performance”.

Under both the Dividend Policy in the Corporate Constitution and the foregoing dividend formula, our After Tax Profits available for distribution to holders of Class A Subordinate Voting Shares and Class B Shares will be calculated after payment of dividends on preference shares. We currently have no preference shares outstanding.

Magna’s Board of Directors reserves the right to modify the foregoing dividend formula at any time and for any reason, subject to the requirements of the Corporate Constitution, particularly where financial, economic or other business circumstances require a modification to the quarterly or annual dividend amounts.

Dividend Reinvestment Plan (DRIP)

In fiscal 1994, we established a dividend reinvestment plan in which registered shareholders have the option to purchase additional Class A Subordinate Voting Shares by investing the cash dividends paid on their shares.

ITEM 5.  DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 1,412,341 Class B Shares and 99,760,000 Preference Shares, issuable in series, all with no par value.  As of March 28, 2007, a total of 108,861,469 Class A Subordinate Voting Shares and 1,092,933 Class B Shares were outstanding.  The percentage of aggregate voting rights attached to our outstanding Class A Subordinate Voting Shares as of March 28, 2007 was approximately 16.6%.  No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents.  See “ITEM 8. — CORPORATE CONSTITUTION” below for additional terms and conditions relating to our authorized share capital.  The attributes of our Class A Subordinate Voting Shares, our Class B Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•                 to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•                 to receive, on a pro rated basis with the holders of our Class B Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares; and

•                 to receive, after the payment of our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares, on a pro rated basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled to:

•                 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•                 receive, on a pro rated basis with the holders of our Class A Subordinate Voting Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•                 receive, after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), on a pro rated basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•                 convert our Class B Shares into our Class A Subordinate Voting Shares, on a one-for-one basis.

Stock Dividends

Our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares.  No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time.  The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares, but will rank equally with our Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned.  In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned.  Any approval required to be given must be given by of two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares.  Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount of Cdn. $99,998,000 that mature on March 31, 2010.  These Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn. $91.19.  As a result, the principal amount of these Convertible Debentures is convertible into 1,096,589 of our Class A Subordinate Voting Shares.

Ratings

We have been assigned a senior debt credit rating of A (stable) by Dominion Bond Rating Service and a long-term issuer credit rating of A (negative) by Standard & Poor’s.

Dominion Bond Rating Service’s rating of our senior debt is based on its long-term debt rating scale that ranges from “AAA” to “D”, which represents the  range  from highest to lowest credit quality of the long-term debt rated.   Long-term debt rated in the “A” rating category is in the third highest category of the relevant scale and is considered by Dominion Bond Rating Services to be of satisfactory credit quality.  “High” and  “low” grades are used to indicate the relative standing of a credit within a particular rating category.  The lack of one of these designations indicates a rating which is in the middle of the category.

Standard & Poor’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations.  This credit rating is based on a rating scale that ranges from  “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “A” rating category is in the third highest category of the relevant scale and is considered by Standard & Poor’s to have a strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

ITEM 6.  MARKET FOR SECURITIES

Class A Subordinate Voting Shares and Class B Shares

Our Class A Subordinate Voting Shares and Class B Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbols “MG.A” and “MG.B”, respectively.  Between November 15, 2004 and May 7, 2006, our Class A Subordinate Voting Shares and Class B Shares were listed and posted for trading on the Toronto Stock Exchange under the trading symbols “MG.SV.A” and “MG.MV.B”, respectively.

Our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for each of our Class A Subordinate Voting Shares and our Class B Shares, as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2006 were as follows:

	Class A Subordinate Voting Shares			Class B Shares
Month	High (Cdn.$)	Low (Cdn.$)	Volume	High (Cdn.$)	Low (Cdn.$)	Volume
January	88.45	78.25	5,131,376	87.00	82.00	1,217
February	86.00	81.68	4,180,275	-	-	-
March	89.74	82.27	4,925,439	88.02	83.00	1,080
April	89.60	84.15	3,266,180	89.50	89.50	100
May	92.10	84.10	4,105,145	90.00	87.40	825
June	85.83	78.49	5,753,869	-	-	-
July	85.70	78.10	3,117,946	86.00	81.51	1,518
August	87.45	76.69	3,989,889	87.50	87.50	510
September	83.00	77.60	4,668,464	83.01	81.01	1,000
October	86.52	80.25	3,437,363	85.24	83.03	3,650
November	87.88	79.50	5,852,344	-	-	33
December	96.00	87.75	6,332,035	92.11	91.00	513

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000  (see “ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS — RECENT DEVELOPMENTS IN OUR BUSINESS - Financing and Securities Transactions” above).  The 6.5% Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol “MG.DB” (formerly “DEC.DB” until March 4, 2005).

The high and low sale prices (per Cdn.$100 principal amount) and volume traded for the 6.5% Convertible Debentures, as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2006 were as follows:

Month	High (Cdn.$)	Low (Cdn.$)	Volume
January	110.50	108.50	580
February	114.00	110.50	25,730
March	112.50	110.50	480
April	112.00	110.50	1,300
May	116.00	110.50	2,540
June	107.76	107.50	70,459
July	108.00	105.90	4,800
August	109.10	105.01	165,160
September	108.51	106.00	281,500
October	110.25	105.02	66,680
November	111.00	102.50	14,430
December	114.54	110.00	96,900

ITEM 7.  DIRECTORS AND OFFICERS

Directors

Our Board of Directors currently consists of the following members:

Name and Municipality of Residence	Director Since	Principal Occupation

WILLIAM H. FIKE Florida, U.S.A.	June 5, 1995	Corporate Director

MANFRED GINGL Ontario, Canada	January 14, 2002	Executive Vice-Chairman of Magna

MICHAEL D. HARRIS(1) Ontario, Canada	January 7, 2003	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)

EDWARD C. LUMLEY(1)(2)(3)(4) Ontario, Canada	December 7, 1989	Vice-Chairman, BMO Capital Markets (Investment and Corporate Banking)

KLAUS MANGOLD(1)(4) Baden-Wurttemburg, Germany	February 26, 2004	Corporate Director

DONALD RESNICK(5)(6)(7) Ontario, Canada	February 25, 1982	Corporate Director

ROYDEN R. RICHARDSON(1)(4)(5)(6) Ontario, Canada	October 3, 1990	President, RBQ Limited, Managing Director, Fairlane Asset Management Limited, and Vice-Chairman and Director, Richardson Partners Financial Limited (Investments)

FRANK STRONACH(4)(8) Lower Austria, Austria	December 10, 1968	Partner, Stronach & Co. (Consultant)

FRANZ VRANITZKY Vienna, Austria	June 11, 1997	Corporate Director

DONALD J. WALKER Ontario, Canada	November 7, 2005	Co-Chief Executive Officer of Magna

SIEGFRIED WOLF Lower Austria, Austria	March 8, 1999	Co-Chief Executive Officer of Magna

LAWRENCE D. WORRALL(5) Ontario, Canada	November 7, 2005	Corporate Director

(1)                                Member of the Corporate Governance and Compensation Committee

(2)                                Lead Director of the Board of Directors

(3)                                Mr. Lumley served as a director of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) in 2003.  Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004.  Mr. Lumley is no longer a director of Air Canada.

(4)                                Member of Nominating Committee

(5)                                Member of the Audit Committee

(6)                                Member of the Health and Safety and Environmental Committee

(7)                                Mr. Resnick served as a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements.  These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003.  Mr. Resnick resigned as a director of Ntex in June 2002.

(8)                                A majority of our Class B Shares are owned by 445327 Ontario Limited, all of the shares of which are directly owned by the Stronach Trust, an associate of Mr. Stronach. Mr. Stronach is also a member of the potential class of beneficiaries of the Stronach Trust. Mr. Stronach is party to certain consulting, business development and business services agreements with us. Mr. Stronach serves as a director of MI Developments and Magna Entertainment, both of which we have or have had material relationships with. See “ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”, below, including the documents incorporated by reference therein. Also see “ITEM 3. — DESCRIPTION OF THE BUSINESS — RISK FACTORS — Risks Relating to Our Controlling Shareholder” above.

All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 2, 2006. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders.  At present, no executive committee of the Board of Directors has been constituted.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•                 Mr. Harris was the Premier of Ontario from June 1995 until March 2002 and has acted as a business consultant since that date and as a Senior Business Advisor to Goodmans LLP since October 2002.

•                 Dr. Mangold was a member of the Management Board of DaimlerChrysler AG until December 2003 and has been a corporate director and consultant since then.

•                 Mr. Richardson has served as President, RBQ Limited since its formation in 1983.  He has served as the Managing Director, Fairlane Asset Management Limited and as the Vice-Chairman and Director, Richardson Partners Financial Limited since June 2003.

•                 Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. until its privatization in April 2005.

Messrs. Fike, Harris, Lumley, Mangold, Resnick, Richardson, Vranitzky and Worrall have all been determined by our Board to be “independent directors” within the meaning of such term in applicable law.

Mr. Gingl, together with three (3) of our independent directors, Messrs. Fike, Lumley and Richardson, have indicated that they will not stand for re-election at our Annual and Special Meeting of Shareholders to be held on May 10, 2007. Our Nominating Committee has identified one independent director, Mr. Louis E. Lataif, to replace the independent directors who are not standing for re-election and has recommended to the Board that Mr. Lataif be nominated for election at our Annual and Special Meeting. Mr. Lataif has served as the Dean of the School of Management of Boston University since 1991, prior to which he served in various capacities with Ford Motor Company for 27 years, including as President of Ford of Europe. Mr. Lataif currently serves as a director of Magna Entertainment, but is not standing for re-election at its annual meeting of shareholders to be held on May 9, 2007. Since he is not standing for re-election to Magna Entertainment’s Board, and since he has no material relationships with Magna, our Board has determined that Mr. Lataif will be an independent director on our Board.

Officers

Our officers currently consist of the following persons:

Name and Municipality of Residence	Principal Occupation

FRANK STRONACH Lower Austria, Austria	Chairman of the Board (since November 1971)

DONALD J. WALKER Ontario, Canada	Co-Chief Executive Officer (since April 2005)

SIEGFRIED WOLF Lower Austria, Austria	Co-Chief Executive Officer (since April 2005)

MANFRED GINGL Ontario, Canada	Executive Vice-Chairman (since May 2002)

MARK T. HOGAN Michigan, U.S.A.	President (since August 2004)

J. BRIAN COLBURN Ontario, Canada	Executive Vice-President, Special Projects (since May 1992) and Secretary (since January 1994)

PETER N. CORCORAN Ontario, Canada	Executive Vice-President (since October 2006)

VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)

PETER KOOB Hausen, Germany	Executive Vice-President, Corporate Development (since May 2002)

MARC NEEB Ontario, Canada	Executive Vice-President, Global Human Resources (since January 2003)

ALON S. OSSIP Ontario, Canada	Executive Vice-President (since October, 2006)

JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001)

GERHARD RANDA New York, U.S.A.	Executive Vice-President, Planning (since November 2005)

TOMMY J. SKUDUTIS Ontario, Canada	Executive Vice-President, Operations (since May 2001)

KEITH STEIN Ontario, Canada	Senior Vice-President, Corporate Affairs (since February 2005)

GERD BRUSIUS Lower Austria, Austria	Vice-President, Operational Improvement and Quality — Europe (since March 2006)

ANTHONY DOBRANOWSKI Ontario, Canada	Vice-President (since March 2006)

HUBERT HÖDL Lower Austria, Austria	Vice-President, Marketing and New Business Development — Europe (since March 2006)

Name and Municipality of Residence	Principal Occupation

PATRICK W. D. McCANN Ontario, Canada	Vice-President (since January 2005) and Controller (since May 2002)

ROBERT D. MERKLEY Ontario, Canada	Vice-President, Internal Audit (since October 2006)

SCOTT PARADISE Michigan, U.S.A.	Vice-President, Marketing and New Business Development — The Americas (since March 2006)

STEVEN REESOR Ontario, Canada	Vice-President, Special Projects (since May 2005)

THOMAS SCHULTHEISS Zug, Switzerland	Vice-President and General Counsel — Europe (since March 2006)

MIKE SINNAEVE Ontario, Canada	Vice-President, Operational Improvement and Quality — The Americas (since March 2006)

LOUIS TONELLI Ontario, Canada	Vice-President, Investors Relations (since November 2003)

PAUL BROCK Ontario, Canada	Treasurer (since May 2005)

BASSEM SHAKEEL Ontario, Canada	Assistant Secretary (since November 2005)

To the extent that our officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•                 Prior to April 2005, Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. since its spin-off in May 2001. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.

•                 Prior to April 2005, Mr. Wolf served as one of our Executive Vice-Chairmen since May 2002 and has served in various other capacities since 2001, including Vice-Chairman between 1999 and 2001 and President and Chief Executive Officer of Magna Steyr between 2001 and 2003.

•                 Prior to August 2004, Mark Hogan was the Group Vice President, Advanced Vehicle Development of General Motors since January 2002.  Prior to that, Mr. Hogan was a Group Vice President of General Motors and the President of eGM from August 1998 to December 2001.

•                 Prior to October, 2006, Mr. Ossip was a partner at the law firm Goodman and Carr LLP (since 1997).

•                 Prior to October 2006, Mr. Corcoran was a partner at the firm Deloitte & Touche LLP (since May 2002) where he served as Global Managing Partner, International Tax (between 2002 and 2005) and Canadian Managing Partner International Tax (between 2004 and 2006)

•                 Prior to January 2003, Mr. Neeb was our Vice-President, Global Human Resources since May 2002 and has served in various other capacities since 1999, including Vice-President, Human Resources and Director, Corporate Administration.

•                 Prior to November 7, 2005, Mr. Randa was a member of the Management Board and the Chief Operating Officer of Bayerische Hypo — und vereinsbank since 2003, prior to which he was the Chairman of the Supervisory Board of Bank Austria Creditanstalt AG since 1995.

•                 Prior to March 2006, Mr. Brusius was responsible for operational improvement and quality in Europe with Magna International Europe AG (since January 2005), prior to which Mr. Brusius served as the President for Decoma Europe (since January 2001).

•                 Prior to March 2006, Mr. Dobranowski was responsible for Magna Services since February 2005, including as President of Magna Services Inc., prior to which he served in a number of capacities with Tesma International Inc., including Vice-Chairman and Chief Financial Officer (since May 2004) and Executive Vice-President and Chief Financial Officer (since 1995).

•                 Prior to March 2006, Mr. Hödl served as the Vice-President, Corporate Marketing and Business Development for Magna International Europe AG (since 2004), prior to which time, he served as the Executive Vice-President, Sales & Marketing for Magna Steyr (since 1998).

•                 Prior to January 2005, Mr. McCann was our Controller since May 2002 and has served in various other capacities since 1999, including Assistant Controller and Group Controller, Europe.

•                 Prior to October 2006, Mr. Merkley served as our Executive Director, Internal Audit (since December 2003), prior to which he served in various capacities since 1990.

•                 Prior to March 2006, Mr. Paradise was responsible for marketing and new business development for North and South America (since April 2005). Prior to that, Mr. Paradise served in several capacities with Intier Automotive Inc., including Executive Vice-President, Sales and Marketing (since May 2002) and Executive Vice-President, Sales, North America since May 2001.

•                 Prior to May 2005, Mr. Reesor served as the Deputy Chief of Police with the Toronto Police Service (1995 to March 2005).

•                 Prior to March 2006, Mr. Schultheiss was responsible for legal affairs in Europe and served as General Counsel and Legal Counsel of our Magna Management AG subsidiary since January 1998.

•                 Prior to March 2006, Mr. Sinnaeve was responsible for operational improvement and quality in North America since April 2005, prior to which time he served as the Vice-President, Quality and Operational Improvement of Intier Automotive Inc. since May 2001.

•                 Prior to November 2003, Mr. Tonelli was our Director of Investor Relations since November 2000.  Prior to that, he was our Senior Manager, Investor Relations since February 1999.

•                 Prior to May 2005, Mr. Brock served as the Treasurer of Intier Automotive Inc. since November 2001.

•                 Prior to November 2005, Mr. Shakeel served as our Senior Legal Counsel since July 2005 and also as Legal Counsel between May 1999 and June 2004. From July 2004 to July 2005, Mr. Shakeel served as Legal Counsel with Tesma International Inc.

Beneficial Ownership of Securities

As of March 21, 2007, the number and percentage of securities of each class of our voting securities beneficially owned, directly or indirectly, or over which control or direction was exercised by all of our directors and officers as a group (35 persons), was 5,817,505 (approximately 5.3%) of our Class A Subordinate Voting Shares and 940,164 (approximately 86.0%) of our Class B Shares.

ITEM  8.  CORPORATE CONSTITUTION

Our Corporate Constitution forms part of our charter documents.  The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management.  The brief description of the principal features of our Corporate Constitution which follows is subject to the detailed provisions of the Corporate Constitution as contained in our charter documents.  The description which follows does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in the Corporate Constitution) for each financial year be allocated in that financial year or the immediately following financial year to:

•                 the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

•                 our defined benefit pension plan (for participating employees).

Senior members of divisional, regional and executive management who are direct profit participators do not participate in these employee equity participation and profit sharing programs.

Dividends; Minimum Profit Performance

Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Class A Subordinate Voting Shares and our Class B Shares, voting as separate classes, the holders of our Class A Subordinate Voting Share and Class B Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each financial year so that the aggregate of the dividends paid or payable in respect of such year is:

•                 equal to at least 10% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

•                 on average, equal to at least 20% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such financial year and the two immediately preceding financial years.

If at any time our after-tax profits (as defined in the Corporate Constitution) are less than 4% of the average stated capital attributable to our Class A Subordinate Voting Shares and Class B Shares at the beginning and at the end of the financial year in question, for two consecutive financial years or we fail to pay the required dividends described above for a period of two consecutive financial years, the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved in a succeeding financial year and all required dividends, if any, are paid, have the exclusive right, voting separately as a class, to nominate and elect two directors at the next meeting of our shareholders at which directors are to be elected such right to increase the number of directors which may be elected to continue for each consecutive two-year period.  If the 4% return is not achieved or a required dividend is not paid for any two consecutive financial years following the initial two consecutive financial years, then the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one financial year and all required dividends are paid, have the exclusive right, voting separately as a class, to nominate and elect two additional directors at the next meeting of shareholders at which directors are to be elected.  Once the right of holders of our Class A Subordinate Voting Shares to elect such directors terminates, the directors who had been so elected will nonetheless serve until their successors are duly elected at the next meeting of our shareholders.

Changes in Share Capital

Except as otherwise approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits:

•                 an increase in the maximum number of authorized shares of any class of our capital stock (other than our Class A Subordinate Voting Shares which may be issued in an unlimited amount); and

•                 the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

Unrelated Investments

Unless approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any “unrelated business” where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our “available equity” at the end of the financial quarter immediately preceding the date of investment.  For purposes of our Corporate Constitution, the term “unrelated business” means any business that:

•                 does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

•                 does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

•                 does not involve the provision of products or services to our suppliers and customers, or the provisions of products or services similar to those provided by our suppliers and customers from time to time.

A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceeds on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment.  For purposes of our Corporate Constitution, the term “available equity” is defined to mean our total shareholders’ equity, less the stated capital of any non-participating preference shares.

Research and Development

Our Corporate Constitution requires a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year to be allocated to research and development during that financial year or the immediately following financial year.

Social Objectives

Pursuant to our Corporate Constitution, a maximum of 2% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year may be allocated to the promotion of “social objectives” during the financial year or the immediately following financial year.  For purposes of our Corporate Constitution, the term “social objectives” means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Incentive Bonuses; Management Base Salaries

Our Corporate Constitution provides that aggregate incentive bonuses paid or payable to “corporate management” in respect of any financial year will not exceed 6% of our pre-tax profits before profit sharing (as defined in the Corporate Constitution) for that financial year and that base salaries payable to such management will be comparable to those in industry generally.  For purposes of our Corporate Constitution, “corporate management” means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within “corporate management”.  Our Co-Chief Executive Officers, Executive Vice-Chairman, President and certain of our Executive Vice-Presidents have been designated for these purposes.

ITEM 9.   LEGAL PROCEEDINGS

KS Centoco

In November 1997, we, and two of our subsidiaries, were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd.  In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies.  In February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                 breach of fiduciary duty by us and two of our subsidiaries;

•                 breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

•                 the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;

•                 a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                 oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion.  We have filed an amended statement of defence and counterclaim.  Document production is being completed and examinations for discovery have commenced.  We intend to vigorously defend this case.  At this time, notwithstanding the length of time which has transpired since the claim was filed, these legal proceedings remain at an early stage. Notwithstanding this and the difficulty in predicting final outcomes, our management believes that the ultimate resolution of these claims will not have a material adverse effect on our consolidated financial position.

C-MAC/Solectron

In June 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•                 improper use by Intier of the plaintiff’s confidential information and technology in order to design and manufacture certain automotive parts and components; and

•                 breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement, as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of Intier’s disposition of the Invotronics business division to the plaintiff in September 2000.

The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn.$250 million and punitive damages in the amount of Cdn.$10 million and an accounting of profits. In January 2005, Intier filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests.  The parties are currently engaged in discoveries and the case has been set down for trial in October 2008. Despite the early stages of the litigation, management believes it has valid defenses to the plaintiff’s claims and therefore intends to vigorously defend this case.

Ford Class Actions

We, and/or our subsidiaries Magna Donnelly and Intier, have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice, as well as state courts in North Carolina and Florida, as a result of Magna Donnelly’s role as a supplier to Ford of door handles and Intier’s role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class action proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorneys’ fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer.  The Ontario court refused to certify the plaintiffs as a class in that case and the Ontario plaintiffs have appealed.  The remaining class proceedings are in the early stages and have not been certified by any court. We deny these allegations and intend to vigorously defend the lawsuits. Given the early stages of the proceedings, it is not possible to predict their outcome.

Steel Supplier

Effective August 30, 2004, a supplier purported to terminate its obligations to supply us with certain steel products at agreed upon prices under two supply agreements. The supplier subsequently continued to supply steel at an invoice price reflecting current market prices pending resolution of this matter and we continued to pay for the steel products in question at the prices set out in the two supply agreements. The right of the supplier to terminate its obligations to supply steel under the supply agreements is being disputed by us pursuant to arbitration proceedings that were commenced in the fourth quarter of 2004. The arbitration hearing is expected to be held in the fall of 2007. If the supplier is successful in the arbitration, our maximum potential exposure as at December 31, 2006 would be less than $135 million. However, we believe that we have valid defenses to each of the claims and will continue to vigorously defend the supplier’s claims.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers and former employees. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims.  Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Reference is made to the section entitled “Interests of Management and Other Insiders in Certain Transactions” in our Management Information Circular/Proxy Statement dated March 29, 2007 for our annual meeting of shareholders to be held on May 10, 2007, which is incorporated by reference into this Annual Information Form.

ITEM 11.  TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A., at its offices in Golden, Colorado.

ITEM 12.  EXPERTS

Our independent auditor is Ernst & Young LLP, which (together with its predecessor firms) has been our independent auditor since February 27, 1969.

ITEM 13.  AUDIT COMMITTEE

Our Audit Committee is comprised of Messrs. Donald Resnick (Chair), Royden R. Richardson and Lawrence D. Worrall.  A copy of our Audit Committee Charter, which was revised in 2006, is attached as a schedule to our Annual Information Form dated March 29, 2006 filed on SEDAR (www.sedar.com) and our Annual Report on Form 40-F dated the same date filed on EDGAR (www.sec.gov/edgar).  Additional information about our Audit Committee is contained in the section entitled “Audit Committee and Audit Committee Report” in our Management Information Circular/Proxy Statement dated March 29, 2007 for our annual meeting of shareholders to be held on May 10, 2007, which is incorporated by reference into this Annual Information Form.

ITEM 14.  ADDITIONAL INFORMATION

Our Management Information Circular/Proxy Statement dated March 29, 2007 contains the following additional information about us:

•                 our directors’ and executive officers’ remuneration and indebtedness;

•                 our voting securities and their principal holders;

•                 securities authorized for issuance under our equity compensation plans;

•                 our Audit Committee and its Report;

•                 our Corporate Governance and Compensation Committee and its Report; and

•                 our Statement of Corporate Governance Practices.

Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2006.  These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

(a)                                  when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

(i)	one copy of this Annual Information Form;

(ii)	one copy of our Annual Report to Shareholders for the year ended December 31, 2006, which contains the following items:

•                            the “Management’s Discussion and Analysis of Results of Operations and Financial Position”, which is the only item incorporated by reference into this Annual Information Form; and

•                            our financial statements as at and for the three-year period ended December 31, 2006;

(iii)	one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

(iv)	one copy of our Management Information Circular/Proxy Statement dated March 29, 2007; and

(v)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iv) above; or

(b)                                 at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

SCHEDULE A

PRINCIPAL SUBSIDIARIES

The following is a list of our principal subsidiaries as at December 31, 2006, and their respective jurisdictions of incorporation.

Parent/subsidiary relationships are identified by indentations.  The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us.  Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

Subsidiary	Voting Securities	Jurisdiction of Incorporation

Cosma America Holdings Inc.	100%	Delaware

Decoma International Corp.	100%	Ontario

Intier Automotive Inc.	100%	Ontario

Magna Donnelly Corporation	100%	Michigan

Magna Drivetrain Inc.	100%	Ontario

Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding AG	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Steyr Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain AG & Co. KG	100%	Austria
New Magna Investments S.A.	100%	Belgium

Magna Structural Systems Inc.	100%	Ontario

A-1